Exhibit 99.4

EXETER RESOURCE CORPORATION

Computershare +

Please return completed form to:

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

* TEST ONLY DO NOT MAIL *

Interim Financial Reports

Mark this box if you would like to receive Interim Financial Reports by mail.

Annual Financial Statements

Mark this box if you would like to receive the Annual Financial Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Reports and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist. Alternatively, you may choose to access the report(s) online at www.sedar.com.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

* TEST ONLY DO NOT MAIL *

Please place my name on your financial statements mailing list.

Name

Apt. Street Number Street Name

City

Prov. / State

Postal Code / Zip Code

EXAQ 51ETNN +

51ETNN01

EXAQ.BEN_IA.E.16164.PULLS/000001/000001/i